                                                  +----------------------------+
                                                  |----------------------------|
                                                  |       OMB APPROVAL         |
                                                  |----------------------------|
                                                  |OMB Number: 3235-0104       |
                                                  |Expires: December 31, 2001  |
                                                  |Estimated average burden    |
                                                  |hours per response...... 0.5|
                                                  +----------------------------+



+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Falcone                     Richard                           A.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        3157 La Mesa Drive
    ----------------------------------------------------------------------------
                                   (Street)

       San Carlos                     CA                             94070
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)            April 16, 2001
                                                                  --------------

3.  IRS Identification Number of Reporting Person, if an entity
    (Voluntary)
                                                                  --------------

4.  Issuer Name and Ticker or Trading Symbol   Amnis Systems Inc. (AMNM)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [X] Director    [X] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

       Vice President -- Worldwide Sales
    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------


7.  Individual or Joint/Group Filing (Check Applicable Line)

     X   Form filed by One Reporting Person
    ----

         Form filed by More than One Reporting Person
    ----



             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock          3,961                D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see
   Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1473 (3-00)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option            (1)     2/28/10      Common Stock        1,790        $ 2.00              D
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option            (2)      5/1/08      Common Stock        2,000        $ 2.00              D
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option            (3)     9/25/07      Common Stock        2,250        $ 4.00              D
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option            (4)      5/1/08      Common Stock          750        $ 2.00              D
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option            (5)      1/7/09      Common Stock       11,250        $ 2.00              D
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option            (6)      6/3/09      Common Stock       18,000        $ 2.00              D
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option            (7)     5/13/09      Common Stock       10,000        $ 2.00              D
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option            (8)     10/7/09      Common Stock       10,000        $ 2.00              D
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option            (9)     5/25/10      Common Stock      450,000        $0.375              D
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option           (10)     5/25/10      Common Stock       50,000        $0.375              D
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option           (11)      4/9/11      Common Stock      150,000        $ 2.00              D
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(1)  The option is immediately exercisable.
(2) The option is immediately exercisable as to 1,625 shares and vests at a rate of 2-1/2% per month thereafter.
(3) The option is immediately exercisable as to 1,875 shares and vests at a rate of 2-1/2% per month thereafter.
(4) The option is immediately exercisable as to 547 shares and vests at a rate of 2-1/2% per month thereafter.
(5) The option is immediately exercisable as to 6,328 shares and vests at a rate of 2-1/2% per month thereafter.
(6)  The option is immediately exercisable.
(7) The option is immediately exercisable as to 5,208 shares and vests at a rate of 2-1/2% per month thereafter.
(8) The option is immediately exercisable as to 5,625 shares and vests at a rate of 2-1/2% per month thereafter.
(9) The option is immediately exercisable as to 206,250 shares and vests at a rate of 2-1/2% per month thereafter.
(10) The option is immediately exercisable as to 50,000 shares and vests at a rate of 2-1/2% per month thereafter.
(11) The option is immediately exercisable as to nil shares and vests at a rate of 2-1/2% per month thereafter.


                                  /s/ Richard A. Falcone            04/25/01
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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